FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 84th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 4, 2009

2.	Summary of Decisions of the 452nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, February 4, 2009

3.	Material Announcement — Acquisition of Stakes in 3 Wind Farms, Companhia Energética de Minas Gerais — CEMIG, February 4, 2009

4.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais — CEMIG, February 9, 2009

5.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., February 9, 2009

6.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., February 9, 2009

7.	Summary of Principal Decisions of the 85th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 12, 2009

8.	Summary of Principal Decisions of the 84th Meeting of the Board of Directors, Cemig Distribuição S.A., February 12, 2009

9.	Summary of Decisions of the 453rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, February 12, 2009

10.	Summary of Minutes of the 445th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, November 18, 2008

11.	Summary of Minutes of the 79th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 11, 2008

12.	Summary of Minutes of the 79th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: February 23, 2009

1.             Summary of Principal Decisions of the 84th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 4, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 84th meeting, held on February 4, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matter:

•                                          New binding proposal for acquisition of stockholding interests in companies holding generation assets.

Avenida Barbacena, 1200 – 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

2.                                       Summary of Decisions of the 452nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, February 4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 452nd MEETING OF THE BOARD OF DIRECTORS

At its meeting held on February 4, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matter:

•                                          New binding proposal for acquisition of stockholding interests in companies holding generation assets.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

3.                                       Material Announcement — Acquisition of Stakes in 3 Wind Farms, Companhia Energética de Minas Gerais — CEMIG, February 4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Acquisition of stakes in 3 wind farms

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of New York, Madrid and São Paulo, hereby informs the public, in accordance with its commitment to best corporate governance practices, and CVM (Brazilian Securities Commission) Instruction 358 of January 3, 2002, that:

its Board of Directors has approved acquisition of a 49% (forty nine per cent) interest in three wind farms in the Brazilian State of Ceará, as shown:

Name of Wind Farm	Installed capacity	Planned startup date
Praia do Morgado (Morgado Beach) Wind Farm	28.8 MW	February 2009
Praias de Parajurú (Parajurú Beaches) Wind Farm	28.8 MW	March 2009
Volta do Rio Wind Farm	42.0 MW	May 2009

The entire output of electricity to be generated by these wind farms will be sold to Eletrobrás (Centrais Elétricas Brasileiras S.A.) in accordance with contracts signed under the Proinfa (Incentives for Alternative Energy Sources Program).

Under the Share Sale Agreement to be signed with ENERGIMP S.A., wholly controlled by Industrias Metalúrgicas Pescarmona S.A. — (IMPSA), Cemig will pay an aggregate R$ 213 million for the stakes in the three wind farms.

Conclusion of the transaction and actual acquisition of the shares by Cemig is subject to certain conditions in the Share Sale Agreement, which include approval by the Brazilian electricity regulator, Aneel; by the Federal Savings Bank (“Caixa” or CEF); and by Eletrobrás, of the transfer of ownership of the shares in ENERGIMP. The transaction will also be submitted to the Brazilian Monopolies Commission, CADE, in accordance with Law 8884/94.

Belo Horizonte, February 4, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

José Carlos de Mattos
Chief New Business Development Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brazil – Tel.: (+5531)3506-5024 - Fax: (+5531)3506-5025

4.                                       Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais — CEMIG, February 9, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company - CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON FEBRUARY 9, 2009

At 11 a.m. on February 9, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, Attorney-General of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais proposed the name of the stockholder Djalma Bastos de Morais to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and O Tempo, on January 22, 23 and 24; and in Gazeta Mercantil on January 22, 23 and 26 of this year; the content of which is as follows:

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 9, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1 -   Creation of the Department of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 18 of the Bylaws.

2 -   Alteration of the drafting of the head paragraph of Clause 22 of the Bylaws, defining the attributions of the Chief Officers.

3 -   Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 17 of the Bylaws, to adjust the financial limits for decision by the Board of Directors.

4 -   Addition of a Paragraph 2 to Clause 17 of the Bylaws, consequently renaming the present sole sub-paragraph as Paragraph 1, to provide for annual adjustment of the financial limits for decision by the Board of Directors.

5 –  Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “l” of Paragraph 4 of Clause 21 of the Bylaws, to adjust the financial limits for decision by the Executive Board.

6 –  Insertion of a Paragraph 7 in Clause 21 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board.

7 –  Insertion of a Paragraph 5 in Article 22 of the Bylaws, to provide for annual adjustment of the financial limit for decision by the Chief Corporate Management Officer on commencement of and exemption from or non-requirement for tender proceedings and making of the corresponding contracts.

8 –  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. to be held on February 9, 2009, which will deal with changes to the Bylaws.

9 –  Orientation of the vote of the representatives of Companhia Energética de Minas Gerais in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held on February 9, 2009, which will deal with changes to the Bylaws.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by February 6, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, January 20, 2009,

Djalma Bastos de Morais - Vice-Chairman of the Board of Directors

Av. Barbacena,   1200  -  Santo Agostinho  -  CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (+5531)3506-5025 - Tel.: (+5531)3506-5024

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious. He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment. He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais.

He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern Electric Brasil were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern Electric Brasil, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action.

Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

Continuing with the business of the meeting, the Chairman requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which document is as follows:

PROPOSAL BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 9, 2009.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais — Cemig,

– whereas:

a)     there is a need to change the composition of the Executive Board of Cemig, through the creation of the Office of the Chief Officer for the Gas Division, which will coordinate, for Cemig and for its wholly-owned and other subsidiaries and jointly-controlled companies, all the policies and processes for exploration, acquisition, storage, transport, transmission, distribution and sale of oil and gas or of sub-product and products derived directly or through third parties;

b)    Cemig, as an energy company, should strengthen its business in gas and incorporate the development of alternative sources of energy, particularly oil;

c)     on the orientation of the Board of Directors, Cemig participated in the most recent auction held by the National Oil and Gas Agency (ANP), and was the winning bidder for 6 (six) lots, namely 4 (four) for prospecting of gas and 2 (two) for prospecting of oil;

d)    that the oil and gas businesses, when dealt with jointly, create and develop synergies in the process of research, prospecting, exploration and sale;

e)     that Gasmig,  as the only holder of a concession for distribution of gas in the State of Minas Gerais, and whose mission is to increase the supply of this energy source within the limits of its concession, has made efforts, with high investment, to promote the company’s rapid growth;

f)     that, presently the Chief New Business Officer is also responsible for the management of Gasmig, a company which is already established in the Brazilian market for gas and which is not characterized as a new business for Cemig, the management of which demands specific attention and focus due to the dimension and complexity of the gas sector;

g)    that to bring together the areas of oil and gas in a single Chief Officer’s Department provides and imposes the focus and agility that are imperative for the growth of an activity which is in the process of maturing;

h)    that the financial limits for decisions by the Board of Directors and the Executive Board in relation to the sale or placement of a charge upon the company’s assets, investment projects, signature of legal instruments, opening of administrative tender proceedings, filing of legal actions, etc., were stipulated in 1997, and have not been subsequently adjusted;

i)      members of the Board have given orientation emphasizing the need to update the limits of approval exercised by the Executive Board and the Board of Directors; and

j)      considering that the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation, is the best that has been used for monetary adjustment, since 1997, of the amounts of financial limits for decisions, as well being considered the indexor for electricity tariffs;

k)     Clause 18, § 3 of the Bylaws of Cemig states as follows: “Clause 18: … § 3 — The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company. They may at the same time hold and exercise non-remunerated positions in the management of the Company’s wholly-owned and other subsidiaries, jointly-controlled companies or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”;

l)      the sole sub-paragraphs of Clauses 13 of the Bylaws of Cemig D and of Cemig GT state as follows: “Clause 13 — ... § 1 The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without Specific Designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer” // “Chief Energy Distribution and Sales Officer” (respectively) “of the sole stockholder, Cemig.”;

m)    the attribution of the Executive Board in Sub-clause “g” of paragraph 4 of Clause 21 of the Bylaws of Cemig states as follows: “Clause 21 — ... § 4º .... g)  approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries and jointly-controlled companies, affiliated companies and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competence to decide on these matters shall be that of the General Meeting of Stockholders, and the decision must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;”;

– now proposes to you the following:

1 –  Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of Clause 18 of the Bylaws, to the following.

“Clause 18: — The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; the Deputy Chief Executive Officer; the Chief Officer for Finance, Investor Relations and Control of Holdings; the Chief Corporate Management Officer; the Chief Distribution and Sales Officer; the Chief Generation and Transmission Officer; the Chief Trading Officer; the Chief New Business Development Officer; and the Chief Officer for the Gas Division.”;

2 –  Alteration of the drafting of the head paragraph of Clause 22 of the Bylaws, defining the attributions of the Chief Officers, to the following:

Clause 22: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)   to oversee and direct the work of the company;

b)   to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)   to represent the company in the Courts, actively and passively;

d)   to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)   to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)    to hire and dismiss the company’s personnel;

g)   to conduct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the function of the company’s Ombudsman, and the General Secretariat.

h)   to propose appointments for management posts in the Company, to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked; and

i)    to propose appointments for positions of management and on the Audit Boards of the Company’s wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, and also for Forluz (Fundação Forluminas de Seguridade Social), after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of paragraph 4 of Clause 12 and paragraph 3 of Clause 18 of these Bylaws apply.

II – To the Deputy Chief Executive Officer:

a)   to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)   to promote improvement of the Company’s social responsibility and sustainability policies;

c)   to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)   to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)   to coordinate and put in place the maintenance of the Company’s quality control systems;

f)    to arrange for implementation of programs for the company’s technological development; and

g)   to monitor management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III – To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)   to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)   to co-ordinate the preparation and consolidation, with the participation of the Offices of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)   to arrange for economic and financial valuation of the Company’s investment projects, except those that are the responsibility of the Office of the Chief New Business Development Officer;

d)   to accompany the performance of the execution of the investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)   to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)    to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)   to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)   to control the company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)    to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)    to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated;

l)    to represent the Company to the CVM , the stock exchanges and other entities of the capital markets;

m)  to arrange for the financial and corporate management of the company’s holdings in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)   to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which the Company participates;

o)   to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause; and

p)   to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned or other subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV – To the Chief Corporate Management Officer:

a)   to ensure the provision of appropriate personnel to the company;

b)   to decide the company’s human resources policy and to orient and promote its application;

c)   to orient and conduct the activities related to organizational studies and their documentation;

d)   to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)   to project, put in place and maintain the company’s telecommunications and information technology systems;

f)    to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)   to provide the company with infrastructure and administrative support resources and services;

h)   to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)    to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)    to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)    to effect quality control of material acquired and monitoring of the qualification of contracted service providers;

m)  to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)   to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

o)   to conduct corporate management programs and environmental actions within the scope of this Department;

p)   to authorize commencement of administrative tender proceedings, or exemption from or non-requirement for tenders, and the corresponding contracts, for amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).

q)   to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)    to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

s)   to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V – To the Chief Distribution and Sales Officer:

a)   to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)   to prepare the planning of the company’s distribution system;

c)   to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)   to operate and maintain the electricity distribution system and the associated systems of supervision and long-distance control ;

e)   to manage the company’s work safety policies within the scope of its activities;

f)    to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)   to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)   to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)    to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

j)    to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)    to propose the policies and guidelines that seek to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities; and

m)  to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities.

VI – To the Chief Energy Generation and Transmission Officer:

a)   to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)   to prepare the planning of generation and of transmission;

c)   to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)   to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)   to develop and conduct hydro-meteorological activities of interest to the company;

f)    to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network;

g)   to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sectors;

h)   to manage the company’s central laboratories and workshops;

i)    to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)    to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

l)    to propose and implement such policies and guidelines as ensure the physical security of the generation and transmission facilities, and to manage the asset security of those facilities;

m)  to manage the company’s work safety policy within the scope of its activities;

n)   to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings; and

o)   to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VII – To the Chief Trading Officer:

a)   to carry out research, studies and projections of interest to the Company;

b)   to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of energy coming from the Company’s own sources of generation;

c)   to coordinate the purchase and sale of electricity in their different forms and modalities, including importation, exportation and holdings in all the segments of specialized energy markets;

d)   to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)   to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other entities trading electricity;

f)    to coordinate the establishment of the prices for purchase and sale of electricity, and propose them to the Executive Board for approval;

g)   to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)   to identify, measure and manage the risks association with the trading of electricity;

i)    to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)    to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and the contracts for connection to the Distribution System with the transmission companies; and

l)    to manage, in coordination with the Chief New Business Development Officer, the trading of the Company’s carbon credits.

VIII – To the Chief New Business Development Officer:

a)   to arrange for prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, oil and gas, and also in other activities directly or indirectly related with the company’s objects;

b)   to arrange for technical, economic-financial, and environmental feasibility studies of new business for the company, in coordination with the Chief Officers’ Departments related to those businesses;

c)   to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)   to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)   to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)    to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)   to arrange for prospecting and analysis, within the scope of the company, of business opportunities related to the use of carbon credits;

h)   to consolidate planning of expansion of the generation, transmission and distribution systems;

i)    to consolidate the Company’s Program of Investments in generation, transmission and distribution;

j)    to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

l)    to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

m)  to accompany, within the Company, the energy planning of the State of Minas Gerais.

IX – To the Chief Officer for the Gas Division:

a)   to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)  to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)   to carry out research, analyzes and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Officer;

d)  to develop standardized rules for projects in the field of oil and gas;

e)   to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)   to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)  to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down for the Company, through the Office of the Chief Corporate Management Officer;

h)  to carry out research, studies, analyzes and market projections of interest to the Company within the scope of the oil and gas activities;

i)    to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)    to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”;

3 – Alteration of the drafting of sub-clauses “d”, “e”, “j” and “l” of Clause 17 of the Bylaws, to adjust the financial limits for decision by the Board of Directors, the new drafting to be as follows:

“Clause 17 – …

d)   to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to third parties, of which the individual value is R$ 14,000,000.00 (fourteen million Reais) or more;

e)   to decide, upon proposal put forward by the Executive Board, on the company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates;

j)    to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and dispensation from and non-requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)    to authorize, upon a proposal by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”;

4 –  Insertion of a second sub-paragraph in Clause 17 of the Bylaws, the sole sub-paragraph consequently becoming Paragraph 1, to provide for annual adjustment of the financial limits for decision by the Board of Directors, the drafting to be as follows:

Clause 17…

§ 1 The Board of Directors may, by specific resolutions, delegate to the Executive Board the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§ 2 The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

5 – Alteration of the drafting of sub-clauses “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 21 of the Bylaws, to adjust the financial limits for decision by the Executive Board, to the following:

Clause 21…

§ 4 — ...

d)   decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)   approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)    authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financing and the constitution of any obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

h)   authorization to commence administrative tender proceedings and give exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)    authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

6 – Addition of a Paragraph 7 to Clause 21 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board, as follows:

Clause 21…

§ 7   The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

7 –  Addition of a Paragraph 5 to Article 22 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Chief Corporate Management Officer on commencement of administrative tender proceedings, exemption from and non-requirement for tenders, and the corresponding contracts, as follows:

Clause 22…

§ 5 The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”

– the other clauses of the Bylaws being unchanged.

8 –  That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. to be held on February 9, 2009 should vote in favor of the agenda.

Belo Horizonte, January 20, 2009.

Djalma Bastos de Morais – Vice-Chairman Alexandre Heringer Lisboa – Member Antônio Adriano Silva – Member Francelino Pereira dos Santos – Member	João Camilo Penna – Member Paulo Sérgio Machado Ribeiro – Member Eduardo Lery Vieira – Member Fernando Henrique Schüffner Neto – Member

The Chairman then put the above Proposal by the Board of Directors to debate, and to the vote, and it was approved unanimously. The meeting was opened to the floor, and the representative of the stockholder State of Minas Gerais took the floor and congratulated the company’s management, led by Dr. Djalma Bastos de Morais, for the exemplary manner of conducting its business, within the best standards and practices of management, achieving international projection of the company’s name, and expressed the desire that Cemig continue to expand in its business, political and social achievements. The Chairman then thanked the representative of the stockholder State of Minas Gerais for this statement, and finding that no-one else wished to speak, adjourned the session for the time necessary for the writing of these minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5.             Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., February 9, 2009

Cemig Geração e Transmissão S.A.

Listed Company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON FEBRUARY 9, 2009

At 3 p.m. on February 9, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Djalma Bastos de Morais, and by its Chief Generation and Transmission Officer Fernando Luiz Henrique de Castro Carvalho, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais indicated the name of the Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, to chair the meeting.  The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and O Tempo, on January 22, 23 and 24; and in Gazeta Mercantil on January 22, 23 and 26; of this year, the content of which is as follows:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CNPJ 06.981.176/0001-58 – NIRE 31300020550

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 9, 2009 at 3 p.m. at the company’s head office, Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1 -          Creation of the Department of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 13 of the Bylaws.

2 -          Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers.

3 -          Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to adjust the financial limits for decision by the Board of Directors.

4 -          Addition of a Paragraph 3 to Clause 12 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Board of Directors.

5 –       Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “l” of Paragraph 4 of Clause 16 of the Bylaws, to adjust the financial limits for decision by the Executive Board.

6 –       Insertion of a Paragraph 7 in Clause 16 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board.

7 –       Insertion of a Paragraph 5 in Article 17 of the Bylaws, to provide for annual adjustment of the financial limit for decision by the Chief Corporate Management Officer on commencement of and exemption from or non-requirement for tender proceedings and making of the corresponding contracts.

Belo Horizonte, January 20, 2009,

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors

 Continuing with the business of the meeting the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais — Cemig held today, February 9, 2009 at 11 a.m., had changed the Bylaws of that Company.  The Chairman thus requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda of this meeting, the content of which document is as follows:

Av. Barbacena,   1200 12º andar  -  Santo Agostinho  -  CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (+5531)3506-5025 - Tel.: (+5531)3506-5024

PROPOSAL BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 9, 2009.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)              there is a need to change the composition of the Executive Board of Cemig, through the creation of the Office of the Chief Officer for the Gas Division, which will coordinate, for Cemig and for its wholly-owned and other subsidiaries and jointly-controlled companies, all the policies and processes for exploration, acquisition, storage, transport, transmission, distribution and sale of oil and gas or of sub-product and products derived directly or through third parties;

b)             Cemig, as an energy company, should strengthen its business in gas and incorporate the development of alternative sources of energy, particularly oil;

c)              on the orientation of the Board of Directors, Cemig participated in the most recent auction held by the National Oil and Gas Agency (ANP), and was the winning bidder for 6 (six) lots, namely 4 (four) for prospecting of gas and 2 (two) for prospecting of oil;

d)             that the oil and gas businesses, when dealt with jointly, create and develop synergies in the process of research, prospecting, exploration and sale;

e)              that Gasmig,  as the only holder of a concession for distribution of gas in the State of Minas Gerais, and whose mission is to increase the supply of this energy source within the limits of its concession, has made efforts, with high investment, to promote the company’s rapid growth;

f)                that, presently the Chief New Business Officer is also responsible for the management of Gasmig, a company which is already established in the Brazilian market for gas and which is not characterized as a new business for Cemig, the management of which demands specific attention and focus due to the dimension and complexity of the gas sector;

g)             that to bring together the areas of oil and gas in a single Chief Officer’s Department provides and imposes the focus and agility that are imperative for the growth of an activity which is in the process of maturing;

h)             Clause 18, § 3 of the Bylaws of Cemig states as follows: “Clause 18: … § 3 — The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company. They may at the same time hold and exercise non-remunerated positions in the management of the wholly-owned and other subsidiaries, jointly-controlled companies or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”;

i)                 the sole sub-paragraphs of Clauses 13 of the Bylaws of Cemig D and of Cemig GT state as follows: “Clause 13 — ... § 1              The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without Specific Designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.”;

j)                 that the financial limits for decisions by the Board of Directors and the Executive Board in relation to the sale or placement of a charge upon the company’s assets, investment projects, signature of legal instruments, opening of administrative tender proceedings, filing of legal actions, etc., were stipulated in 1997, and have not been subsequently adjusted;

k)              members of the Board have given orientation emphasizing the need to update the limits of approval exercised by the Executive Board and the Board of Directors; and

l)                 considering that the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation, is the best that has been used for monetary adjustment, since 1997, of the amounts of financial limits for decisions, as well being considered the indexor for electricity tariffs;

– the Board of Directors proposes to submit the following to the Extraordinary General Meeting of Stockholders:

1 –        Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of Clause 13 of the Bylaws, to the following.

“Clause 13: –

The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, and shall be resident in Brazil, namely: the Chief Executive Officer; the Deputy Chief Executive Officer; the Chief Officer for Finance, Investor Relations and Control of Holdings; the Chief Corporate Management Officer; the Chief Generation and Transmission Officer; the Chief Trading Officer; the Chief New Business Development Officer; the Chief Officer for the Gas Division; and a Chief Officer Without Specific Designation; all elected and able to be dismissed at any time by the General Meeting of Stockholders of the Sole Stockholder — Cemig, with period of office of 3 (three) years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”;

2 –        Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers, to the following:

Clause 17:	Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)   to oversee and direct the work of the company;

b)       to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)        to represent the company in the Courts, actively and passively;

d)       to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)        to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)          to hire and dismiss the company’s personnel;

g) to conduct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the function of the company’s Ombudsman, and the General Secretariat.

h)       to propose appointments for management posts in the Company, to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked; and

i)           to propose appointments for positions of management and on the Audit Boards of the Company’s wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, and also for Forluz (Fundação Forluminas de Seguridade Social), after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II – To the Executive Vice-Chairman:

a)        to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)       to propose improvement of the Company’s social responsibility and sustainability policies and guidelines;

c)        to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d) to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)        to coordinate and put in place the maintenance of the Company’s quality control systems;

f)          to arrange for implementation of programs for the company’s technological development; and

g)       to monitor management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III – To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)        to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)       to co-ordinate the preparation and consolidation, with the participation of the Offices of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)        to arrange for economic and financial valuation of the Company’s investment projects, except those that are the responsibility of the Office of the Chief New Business Development Officer;

d)       to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)        to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)          to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)       to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)       to control the company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)           to coordinate the preparation and negotiation of the revenues from transmission with the National Electricity Agency, Aneel;

j)           to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated;

l)           to represent the Company to the CVM , the stock exchanges and other entities of the capital markets;

m)     to arrange for the financial and corporate management of the company’s holdings in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)       to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which the Company participates;

o)       to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause; and

p)       to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned or other subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV – To the Chief Corporate Management Officer:

a)        to ensure the provision of appropriate personnel to the company;

b)       to decide the company’s human resources policy and to orient and promote its application;

c)        to orient and conduct the activities related to organizational studies and their documentation;

d)       to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)   to project, put in place and maintain the company’s telecommunications and information technology systems;

f)          to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)       to provide the company with infrastructure and administrative support resources and services;

h)       to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)           to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)           to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)           to effect quality control of material acquired and monitoring of the qualification of contracted service providers;

m) to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)       to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

o)       to conduct corporate management programs and environmental actions within the scope of this Department;

p)       to authorize commencement of administrative tender proceedings, or exemption from or non-requirement for tenders, and the corresponding contracts, for amounts less than R$ 2,800,000.00 (two million eight hundred thousand Reais).

q)       to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)          to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

s)        to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V – To the Chief Generation and Transmission Officer:

a)        to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to transmission system;

b)       to prepare the planning of generation and transmission;

c)        to operate and maintain the generation and transmission systems and the associated systems of supervision and long-distance control ;

d)       to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)        to develop and conduct hydro-meteorological activities of interest to the company;

f)          to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network

g)       to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sectors;

h)       to manage the company’s central laboratories and workshops;

i)           to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)           to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

l)           to propose and implement such policies and guidelines as ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

m)  to manage and promote the company’s work safety policy within the scope of its activities;

n)  to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings; and

o) to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VI – To the Chief Trading Officer:

a)        to carry out research, studies and projections of interest to the Company;

b)       to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of energy coming from the Company’s own sources of generation;

c)   to coordinate the purchase and sale of electricity in their different forms and modalities, including importation, exportation and holdings in all the segments of specialized energy markets;

d)  to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)        to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other entities trading electricity;

f)          to coordinate the establishment of the prices for purchase and sale of electricity, and propose them to the Executive Board for approval;

g)  to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)       to identify, measure and manage the risks association with the trading of electricity;

i)           to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and the contracts for connection to the Distribution System with the transmission companies; and

l)           to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII – To the Chief New Business Development Officer:

a)        to arrange for prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, oil and gas, and also in other activities directly or indirectly related with the company’s objects;

b)       to arrange for technical, economic-financial, and environmental feasibility studies of new business for the company, in coordination with the Chief Officers’ Departments related to those businesses;

c)        to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)       to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)        to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)          to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)       to arrange for prospecting and analysis, within the scope of the company, of business opportunities related to the use of carbon credits;

h)       to consolidate planning of expansion of the generation, transmission and distribution systems;

i)           to consolidate the Company’s Program of Investments in generation, transmission and distribution;

j)           to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)        to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

l)           to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –  To the Chief Officer Without Specific Designation:

a)        to carry out all the acts specifically provided for in the legislation and these Bylaws, and such activities as may be attributed to him by the Board of Directors.

IX –       To the Chief Officer for the Gas Division:

a)        to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)       to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)        to carry out research, analyzes and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Officer;

d)       to develop standardized rules for projects in the field of oil and gas;

e)        to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)          to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)       to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down for the Company, through the Office of the Chief Corporate Management Officer;

h)       to carry out research, studies, analyzes and market projections of interest to the Company within the scope of the oil and gas activities;

i)           to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)           to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”;

3 – Alteration of the drafting of sub-clauses “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to adjust the financial limits for decision by the Board of Directors, the new drafting to be as follows:

“Clause 12 – …

d)       to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to third parties, of which the individual value is R$ 14,000,000.00 (fourteen million Reais) or more;

e)        to decide, upon proposal put forward by the Executive Board, on the company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates;

j)    to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and dispensation from and non-requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)           to authorize, upon a proposal by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”;

4 –        Insertion of a third sub-paragraph in Clause 12 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Board of Directors, the drafting to be as follows:

Clause 12…

§ 3                          The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

5 – Alteration of the drafting of sub-clauses “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 16 of the Bylaws, to adjust the financial limits for decision by the Executive Board, to the following:

Clause 16…

§ 4 – ...

d)       decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)        approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)          authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financing and the constitution of any obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

h)       authorization to commence administrative tender proceedings and give exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)           authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

6 – Addition of a Paragraph 7 to Clause 16 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board, as follows:

Clause 16 — …

§ 7   The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

7 –        Addition of a Paragraph 5 to Article 17 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Chief Corporate Management Officer on commencement of administrative tender proceedings, exemption from and non-requirement for tenders, and the corresponding contracts, as follows:

Clause 17…

§ 5                          The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”

– the other clauses of the Bylaws are unchanged.

Belo Horizonte, January 20, 2009.

Djalma Bastos de Morais – Vice-Chairman Alexandre Heringer Lisboa – Member Antônio Adriano Silva – Member Francelino Pereira dos Santos – Member	João Camilo Penna – Member Paulo Sérgio Machado Ribeiro – Member Eduardo Lery Vieira – Member Fernando Henrique Schüffner Neto – Member

The Chairman then put the Proposal made by the Board of Directors to debate, and to the vote, and it was approved. The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:) Anamaria Pugedo Frade Barros

Djalma Bastos de Morais and Luiz Henrique de Castro Carvalho, for Cemig

Luiz Fernando Rolla

This is a copy of the original.

Anamaria Pugedo Frade Barros

6.                                       Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., February 9, 2009

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON FEBRUARY 9, 2009

At 1 p.m. on February 9, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the voting stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Djalma Bastos de Morais, and by its Chief Distribution and Sales Officer Fernando Henrique Schüffner Neto, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais indicated the name of the Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, to chair the meeting.   The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and O Tempo, on January 22, 23 and 24; and in Gazeta Mercantil on January 22, 23 and 26; of this year, the content of which is as follows:

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY – CNPJ 06.981.180/0001-16 – NIRE 31300020568

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 9, 2009 at 1 p.m. at the company’s head office, Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1 -                   Creation of the Department of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 13 of the Bylaws.

2 -                   Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers.

3 -                   Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to adjust the financial limits for decision by the Board of Directors.

4 -                   Addition of a Paragraph 3 to Clause 12 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Board of Directors.

5 –                Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “l” of Paragraph 4 of Clause 16 of the Bylaws, to adjust the financial limits for decision by the Executive Board.

6 –                Insertion of a Paragraph 7 in Clause 16 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board.

7 –                Insertion of a Paragraph 5 in Article 17 of the Bylaws, to provide for annual adjustment of the financial limit for decision by the Chief Corporate Management Officer on commencement of and exemption from or non-requirement for tender proceedings and making of the corresponding contracts.

Belo Horizonte, January 20, 2009,

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors

Continuing with the business of the meeting the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig held today, February 9, 2009 at 11 a.m., had changed the Bylaws of that Company.  The Chairman thus requested the Secretary to read the Proposal of

Av. Barbacena, 1200 - 17º andar -  Santo Agostinho  -  CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (+5531)3506-5025 - Tel.: (+5531)3506-5024

the Board of Directors, which deals with the agenda of this meeting, the content of which document is as follows:

PROPOSAL BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 9, 2009.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)              there is a need to change the composition of the Executive Board of Cemig, through the creation of the Office of the Chief Officer for the Gas Division, which will coordinate, for Cemig and for its wholly-owned and other subsidiaries and jointly-controlled companies, all the policies and processes for exploration, acquisition, storage, transport, transmission, distribution and sale of oil and gas or of sub-product and products derived directly or through third parties;

b)             Cemig, as an energy company, should strengthen its business in gas and incorporate the development of alternative sources of energy, particularly oil;

c)              on the orientation of the Board of Directors, Cemig participated in the most recent auction held by the National Oil and Gas Agency (ANP), and was the winning bidder for 6 (six) lots, namely 4 (four) for prospecting of gas and 2 (two) for prospecting of oil;

d)             that the oil and gas businesses, when dealt with jointly, create and develop synergies in the process of research, prospecting, exploration and sale;

e)              that Gasmig,  as the only holder of a concession for distribution of gas in the State of Minas Gerais, and whose mission is to increase the supply of this energy source within the limits of its concession, has made efforts, with high investment, to promote the company’s rapid growth;

f)                that, presently the Chief New Business Officer is also responsible for the management of Gasmig, a company which is already established in the Brazilian market for gas and which is not characterized as a new business for Cemig, the management of which demands specific attention and focus due to the dimension and complexity of the gas sector;

g)             that to bring together the areas of oil and gas in a single Chief Officer’s Department provides and imposes the focus and agility that are imperative for the growth of an activity which is in the process of maturing;

h)             Clause 18, § 3 of the Bylaws of Cemig states as follows: “Clause 18: … § 3 – The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company. They may at the same time hold and exercise non-remunerated positions in the management of the wholly-owned and other subsidiaries, jointly-controlled companies or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”;

i)                 the sole sub-paragraphs of Clauses 13 of the Bylaws of Cemig D and of Cemig GT state as follows: “Clause 13 – ... § 1 The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without Specific Designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.”;

j)                 that the financial limits for decisions by the Board of Directors and the Executive Board in relation to the sale or placement of a charge upon the company’s assets, investment projects, signature of legal instruments, opening of administrative tender proceedings, filing of legal actions, etc., were stipulated in 1997, and have not been subsequently adjusted;

k)              members of the Board have given orientation emphasizing the need to update the limits of approval exercised by the Executive Board and the Board of Directors; and

l)                 considering that the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation, is the best that has been used for monetary adjustment, since 1997, of the amounts of financial limits for decisions, as well being considered the indexor for electricity tariffs;

–      the Board of Directors proposes to submit the following to the Extraordinary General Meeting of Stockholders:

1 –        Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of Clause 13 of the Bylaws, to the following.

“Clause 13: –                   The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, and shall be resident in Brazil, namely: the Chief Executive Officer; the Deputy Chief Executive Officer; the Chief Officer for Finance, Investor Relations and Control of Holdings; the Chief Corporate Management Officer; the Chief Distribution and Sales Officer; the Chief Trading Officer; the Chief New Business Development Officer; a Chief Officer Without Specific Designation; and the Chief Officer for the Gas Division; all elected and able to be dismissed at any time by the General Meeting of Stockholders of the Sole Stockholder – Cemig, with period of office of 3 (three) years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”;

2 –        Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers, to the following:

Clause 17:             Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I –                To the Chief Executive Officer:

a)              to oversee and direct the work of the company;

b)            to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)             to represent the company in the Courts, actively and passively;

d)            to sign, jointly with one of the Executive Officers, documents which bind the Company?

e)             to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)               to hire and dismiss the company’s personnel;

g)            to conduct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the function of the company’s Ombudsman, and the General Secretariat.

h)            to propose appointments for management posts in the Company, to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked; and

i)                to propose appointments for positions of management and on the Audit Boards of the Company’s wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, and also for Forluz (Fundação Forluminas de Seguridade Social), after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II – To the Executive Vice-Chairman:

a)             to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)            to propose improvement of the Company’s social responsibility and sustainability policies and guidelines;

c)             to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)            to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)             to coordinate and put in place the maintenance of the Company’s quality control systems;

f)               to arrange for implementation of programs for the company’s technological development; and

g)            to monitor management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III – To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)             to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)            to co-ordinate the preparation and consolidation, with the participation of the Offices of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)             to arrange for economic and financial valuation of the Company’s investment projects, except those that are the responsibility of the Office of the Chief New Business Development Officer;

d)            to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)             to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)               to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)            to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)            to control the company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity with the National Electricity Agency, Aneel;

j)                to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated;

l)                to represent the Company to the CVM , the stock exchanges and other entities of the capital markets;

m)          to arrange for the financial and corporate management of the company’s holdings in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)            to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned and other subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which the Company participates;

o)            to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause; and

p)            to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned or other subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV – To the Chief Corporate Management Officer:

a)             to ensure the provision of appropriate personnel to the company;

b)            to decide the company’s human resources policy and to orient and promote its application;

c)             to orient and conduct the activities related to organizational studies and their documentation;

d)            to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)             to project, put in place and maintain the company’s telecommunications and information technology systems;

f)               to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)            to provide the company with infrastructure and administrative support resources and services;

h)            to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)                to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)                to effect quality control of material acquired and monitoring of the qualification of contracted service providers;

m)          to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)            to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

o)            to conduct corporate management programs and environmental actions within the scope of this Department;

p)            to authorize commencement of administrative tender proceedings, or exemption from or non-requirement for tenders, and the corresponding contracts, for amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).

q)            to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)               to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

s)             to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V – To the Chief Distribution and Sales Officer:

a)             to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution system;

b)            to prepare the planning of the company’s distribution system;

c)             to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)            to operate and maintain the electricity distribution system and the associated systems of supervision and long-distance control ;

e)             to manage the company’s work safety policies within the scope of its activities;

f)               to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)            to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)            to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

j)                to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                to propose the policies and guidelines that seek to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities; and

m)          to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities.

VI – To the Chief Trading Officer:

a)             to carry out research, studies and projections of interest to the Company;

b)            to coordinate the planning and execution of the purchase of electricity to serve the company’s market;

c)             to coordinate the purchase and sale of electricity in their different forms and modalities, including importation, exportation and holdings in all the segments of specialized energy markets;

d)            to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other entities trading electricity;

f)               to coordinate the establishment of the prices for purchase and sale of electricity, and propose them to the Executive Board for approval;

g)            to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)            to identify, measure and manage the risks association with the trading of electricity;

i)                to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and the contracts for connection to the Distribution System with the transmission companies; and

l)                to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII – To the Chief New Business Development Officer:

a)             to arrange for prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, oil and gas, and also in other activities directly or indirectly related with the company’s objects;

b)            to arrange for technical, economic-financial, and environmental feasibility studies of new business for the company, in coordination with the Chief Officers’ Departments related to those businesses;

c)             to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)            to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)             to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)               to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)            to arrange for prospecting and analysis, within the scope of the company, of business opportunities related to the use of carbon credits;

h)            to consolidate planning of expansion of the generation, transmission and distribution systems;

i)                to consolidate the Company’s Program of Investments in generation, transmission and distribution;

j)                to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

l)                to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –  To the Chief Officer Without Specific Designation:

a)              to carry out all the acts specifically provided for in the legislation and these Bylaws, and such activities as may be attributed to him by the Board of Directors.

IX –       To the Chief Officer for the Gas Division:

a)             to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)            to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)             to carry out research, analyzes and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Officer;

d)            to develop standardized rules for projects in the field of oil and gas;

e)             to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)               to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)            to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down for the Company, through the Office of the Chief Corporate Management Officer;

h)            to carry out research, studies, analyzes and market projections of interest to the Company within the scope of the oil and gas activities;

i)                to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”;

3 –        Alteration of the drafting of sub-clauses “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to adjust the financial limits for decision by the Board of Directors, the new drafting to be as follows:

“Clause 12 – …

d)             to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to third parties, of which the individual value is R$ 14,000,000.00 (fourteen million Reais) or more;

e)              to decide, upon proposal put forward by the Executive Board, on the company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates;

j)                 to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and dispensation from and non-requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                 to authorize, upon a proposal by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”;

4 –        Insertion of a third sub-paragraph in Clause 12 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Board of Directors, the drafting to be as follows:

Clause 12…

§ 3        The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

5 –        Alteration of the drafting of sub-clauses “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 16 of the Bylaws, to adjust the financial limits for decision by the Executive Board, to the following:

Clause 16…

§ 4 – ...

d)             decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financing and the constitution of any obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

h)             authorization to commence administrative tender proceedings and give exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

6 –   Addition of a Paragraph 7 to Clause 16 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Executive Board, as follows:

Clause 16 – …

§ 7   The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”;

7 –        Addition of a Paragraph 5 to Article 17 of the Bylaws, to provide for annual adjustment of the financial limits for decision by the Chief Corporate Management Officer on commencement of administrative tender proceedings, exemption from and non-requirement for tenders, and the corresponding contracts, as follows:

Clause 17…

§ 5        The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index (Market)) inflation index, produced by the Getúlio Vargas Foundation.”

– the other clauses of the Bylaws being unchanged.

Belo Horizonte, January 20, 2009.

Djalma Bastos de Morais – Vice-Chairman	João Camilo Penna – Member
Alexandre Heringer Lisboa – Member	Paulo Sérgio Machado Ribeiro – Member
Antônio Adriano Silva – Member	Eduardo Lery Vieira – Member
Francelino Pereira dos Santos – Member	Fernando Henrique Schüffner Neto – Member

The Chairman then put the Proposal made by the Board of Directors to debate, and to the vote, and it was approved. The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Djalma Bastos de Morais and Fernando Henrique Schüffner Neto, for Cemig
Luiz Fernando Rolla

This is a copy of the original.

Anamaria Pugedo Frade Barros

7.                                       Summary of Principal Decisions of the 85th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 12, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 85th meeting, held on February 12, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.               Increase in the registered capital of Cemig Baguari Energia S.A.

2.               Contracting of services for conservation, cleaning, and building maintenance and other services.

3.               Revision of the Aimorés-Mascarenhas Transmission line No. 2 (LT2) Project and signing of an amendment to the Implementation Contract.

4.               Technical feasibility study for the purposes of posting of tax credits in accounting records.

5.               Contracting of services relating to licensing of Microsoft products.

6.               Mr. José Carlos de Mattos was elected Chief Officer for the Gas Division, while also holding the position of Chief New Business Development Officer.

7.               An Extraordinary General Meeting of Stockholders was called, to be held on March 5, 2009, at 4 p.m. for election of a member of the Board of Directors, as a result of a vacancy; and authorization for the Chairman, in the event of there not being the required quorum, to make second convocation of the stockholders within the legal period.

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

8.                                       Summary of Principal Decisions of the 84th Meeting of the Board of Directors, Cemig Distribuição S.A., February 12, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 84th meeting, held on February 12, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Acquisition of autoclaves.

2.               Acquisition of refrigerators, heat recovery devices and lamps.

3.               Contracting of services relating to licensing of Microsoft products.

4.               Contracting of services relating to maintenance of tree pruning, and other services.

5.               Technical feasibility study for the purposes of posting of tax credits in accounting records.

6.               Mr. José Carlos de Mattos was elected Chief Officer for the Gas Division, while also holding the position of Chief New Business Development Officer.

7.               An Extraordinary General Meeting of Stockholders was called to be held on March 5, 2009, at 2 p.m. for election of a member of the Board of Directors, as a result of a vacancy; and authorization for the Chairman, in the event of there not being the required quorum, to make second convocation of the stockholders within the legal period.

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

9.                                       Summary of Decisions of the 453rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, February 12, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 453RD MEETING OF THE BOARD OF DIRECTORS

At its 453rd meeting, held on February 12, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               Technical feasibility study for the purposes of posting of tax credits in accounting records.

2.               Orientation of vote on increase in the registered capital of Lightger Ltda. and of Itaocara Energia Ltda.

3.               Increase in the registered capital of Companhia de Transmissão Centroeste de Minas.

4.               Provision of guarantee for a bridge loan contracted by Transchile Charrua Transmisión S.A.

5.               Non-exercise of the right of preference to subscribe leftover shares in the capital increase of Axxiom.

6.               Mr. José Carlos de Mattos was elected Chief Officer for the Gas Division, while also holding the position of Chief New Business Development Officer.

7.               An Extraordinary General Meeting of Stockholders was called, to be held on March 5, 2009 at 11 a.m., for election of a member of the Board of Directors, as a result of a vacancy; and the Chairman was authorized, in the event of absence of the required quorum, to make second convocation of stockholders within the legal period.

8.               Orientation of vote in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT mentioned above.

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

10.         Summary of Minutes of the 445th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, November 18, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

Summary of minutes of the 445th meeting of the Board of Directors

Date, time and place:	November 18, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —	The Board authorized:

a)                   — that the representative of Cemig, in the meetings of the Boards of Directors and Extraordinary General Meetings of Stockholders of the following companies, should vote as specified below:

Empresa Amazonense de Transmissão de Energia S.A. — EATE:

1)                  — In favor of constitution of a partnership with Cemig GT, Alupar Investimento S.A. and Neoenergia S.A. for participation in Aneel Transmission Auction 007/2008.

2)                  — In favor of constitution of a Special-Purpose Company, in the event of winning any lot of the said Auction, with the following stockholding composition: EATE 22%, Cemig GT 22%, Alupar Investimento S.A. 22%, and Neoenergia S.A. 34%.

3)                  — In favor of constitution of a partnership with Cemig GT to participate in Aneel Transmission Auction 008/2008.

4)                  — In favor of constitution of a Special-Purpose Company, in the event of winning any lot of the said Auction, with the following stockholding composition: EATE 51%, Cemig GT 49%.

Empresa Catarinense de Transmissão de Energia S.A. — ECTE:

1)                  — In favor of constitution of a partnership with Cemig GT to participate in Aneel Transmission Auction 008/2008.

2)                  — In favor of constitution of a Special-Purpose Company, in the event of being the winning bidder in any lot of the said Auction, with the following stockholding composition: ECTE 51%, Cemig GT 49%. For each lot, it will be necessary to sign a Commitment Undertaking with the partners, to establish the basic principles and conditions of these partnerships.

b)                  Constitution by Cemig GT, with Neoenergia S.A., Alupar Investimento S.A. and EATE, of Special-Purpose Companies, one for each lot in which the partnership makes a winning bid in Aneel Auction 007/2008, Cemig GT to hold a 22% interest in the registered capital of the said SPCs; and signature of the Stockholders’ Agreements of such SPCs.

c)                   Constitution of a Special-Purpose Company, jointly with ECTE, for any lot in which the partnership is the winning bidder in Aneel Auction 008/2008-Lot C, Cemig GT to participate

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

with 49% of the registered capital of the said SPC; and signing of the Stockholders’ Agreement of such SPC.

d)                  Signing of the First Amendment to the Stockholders’ Agreement of Madeira Energia S.A. — MESA.

IV —	Votes against and abstentions: The Board member Wilton de Medeiros Daher:

1)                 — voted against the matters relating to the following —

a)                   Orientation to the representative of Cemig for vote in meetings of the Board of Directors and Extraordinary General Meetings of Stockholders of EATE and ECTE.

b)                  Aneel Auction 007/2008.

c)                   Aneel Auction 008/2008.

2)                 — and abstained from voting on the matter relating to signing of an amendment to the Stockholders’ Agreement of MESA, all as mentioned in Item III above.

V —	The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and Wilton de Medeiros Daher.
Chief Officers:	José Carlos de Mattos and Luiz Fernando Rolla.

The following were present:

Board Members:

Djalma Bastos de Morais, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto, Franklin Moreira Gonçalves, Jeffery Atwood Safford, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

Chief Officers:	José Carlos de Mattos and Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.                                 Summary of Minutes of the 79th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 11, 2008

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 79th meeting of the Board of Directors

Date, time and place:	November 11, 2008, at 2p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II — The Board approved the minutes of this meeting.

III — The Board authorized:

1)                             Signing, as consenting party, of the First Amendment to the Counter-Guarantee Agreement with Madeira Energia S.A. — MESA (Guarantor), Santo Antônio Energia S.A. (Guaranteed Party) and Unibanco AIG Seguros S.A. (Insurer and Representative of the Creditors), the following organizations also signing as consenting parties: Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A. and Odebrecht Investimentos em Infra-Estrutura Ltda., for the purpose that MESA should assign all of its rights and obligations arising from the Counter-Guarantee Agreement to Santo Antônio Energia S.A. — SAESA, which shall become a contracting party to the said Agreement, substituting MESA; and also signature by SAESA of the Term of Adhesion to the Agreement to Capitalize Madeira Energia S.A. — MESA and Other Matters, with the following organizations as consenting parties: Unibanco AIG Seguros S.A., MESA, Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A. and Odebrecht Investimentos em Infra-Estrutura Ltda.;

2)                             Adoption of the procedures necessary for presentation of the documentation for inscription, and presentation of the Guarantee of Bid of Cemig GT in Aneel Auction 007/2008, as follows:

A)                    Inscription for the following lots:

a)                        Alternative CC: Lot LA — CC, Lot LB — CC, Lot LC — CC, Lot LD — CC, Lot LE — CC, Lot LF — CC and Lot LG — CC; and:

b)                       Alternative HB: Lot LA — HB, Lot LB — HB, Lot LC — HB, Lot LD — HB, Lot LE — HB, Lot LF — HB and Lot LG — HB;

B)                      Creation of partnerships for participation in the Auction, with the following percentage interests: Cemig GT, 22%; Neoenergia S.A., 34%; Empresa Amazonense de Transmissão de Energia S.A. — EATE, 22%; and Alupar Investimento S.A., 22%.

C)                      Contracting of the agreements necessary for participation in the Auction: an agreement with a broker for the Auction; an agreement with a company to advise on the economic-financial valuation of the undertakings and contracting of a bid guarantee; and signing of a Consortium Constitution Undertaking.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

D)                         Payment of the charges payable under the Auction Tender Announcement, in the proportions corresponding to its participation in the respective lots.

E)                           Signing, for each lot, of the Commitment Undertaking with the partners, to establish the basic principles and conditions of those partnerships.

F)                           For each lot won in the Auction: constitution of a Special-Purpose Company, the objects of which company will be to carry out all the activities necessary for the implementation, operation, maintenance and commercial operation of the undertaking; and signing of the Stockholders’ Agreements for each such SPC.

3)                                      Adoption of the procedures necessary for presentation of the documentation of inscription and presentation of the Guarantee of Bid of Cemig GT in Aneel Auction 008/2008, as follows:

A)                    Inscription for Lot C:

a)                            Facilities of the network;

b)                           ICG; and

c)                            IEG;

B)                      Creation of a partnership for participation in the Auction with the following percentage interests: Cemig GT 49%; Empresa Catarinense de Transmissão de Energia S.A. — ECTE, 51%.

C)                      Contracting of the agreements necessary for participation in the Auction: an agreement with a broker for the Auction; an agreement with a company to advise on the economic-financial valuation of the undertakings and contracting of a bid guarantee; and signing of a Consortium Constitution Undertaking.

D)                     Payment of the charges payable under the Auction Tender Announcement, in the proportion corresponding to its participation in Lot C.

E)                       Signing of the Commitment Undertaking, with the partner, to establish the basic principles and conditions of this partnership.

F)                       For each lot won in the Auction: constitution of a Special-Purpose Company, the objects of which company will be to carry out all the activities necessary for the implementation, operation, maintenance and commercial operation of the undertaking; and signing of the Stockholders’ Agreement of such SPC.

4)                                      Signing of the First Amendment to the Stockholders’ Agreement of MESA.

IV — Abstentions and votes against: The Board member Wilton de Medeiros Daher:

A)                         — abstained from voting on the matters relating to signing of an amendment to the Counter-Guarantee Contract and of a term of adhesion to the Agreement for capitalization of MESA and Other Matters, and signing of an amendment to the Stockholders’ Agreement of MESA; and

B)                           — voted against the matters relating to Aneel Auctions 007/2008 and 008/2008, referred to in item III, above.

V — The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and Wilton de Medeiros Daher.
Chief Office:	Djalma Bastos de Morais.

The following were present:

Board Members:	Djalma Bastos de Morais, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Wilton de Medeiros Daher, Fernando

Henrique Schüffner Neto, Franklin Moreira Gonçalves, Jeffery Atwood Safford, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

Director:	José Carlos de Mattos.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12.                                 Summary of Minutes of the 79th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2008

Cemig Distribuição S.A.

Listed company — CNPJ 06.981.180/0001-16 — NIRE 31300020568

Summary of minutes of the 79th meeting of the Board of Directors

Date, time and place:	November 18, 2008, at 11.30a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I —

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II —	The Board approved the minutes of this meeting.

III —

The Board re-ratified Spending Permission (CRCA) 063/2007, to authorize opening of the respective Proceedings for Exemption from Tender, and contracting of the associations SEMEAR and RIDHS (International Network for Human and Social Development) — both for a period of 12 months, to put into operation the implementations of the Energy Efficiency Program of Cemig D, the other terms of that CRCA remaining unchanged.

IV —

Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Evandro Veiga Negrão de Lima and Jeffery Atwood Safford voted against the item for contracting of services to put into operation the implementations of the Cemig D Energy Efficiency Program mentioned in item III, above.

V —	The following spoke on general matters and business of interest to the Company:

The Chairman
	Board Members:	Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and Marco Antonio Rodrigues da Cunha.

The following were present:

Board Members:

Djalma Bastos de Morais, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto, Franklin Moreira Gonçalves, Jeffery Atwood Safford, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros